PRIMERO ANNOUNCES ELECTION OF DIRECTORS

Toronto, Ontario, May 4, 2016 --- Primero Mining Corp. (‘‘Primero’’ or the ‘‘Company’’) (TSX:P) (NYSE:PPP) announces that today, at its Annual General and Special Meeting of Shareholders (the ‘‘Meeting’’), all Directors nominated as listed in the Management Information Circular dated March 22, 2016 were re-elected.

The detailed results are as follows:

Director	Votes For	%	Withheld Votes	%
Wade Nesmith	109,208,954	98.06	2,160,202	1.94
Joseph Conway	109,731,083	98.53	1,638,073	1.47
David Demers	101,906,947	91.50	9,462,209	8.50
Grant Edey	94,284,473	84.66	17,084,683	15.34
Eduardo Luna	94,581,315	84.93	16,787,841	15.07
Brad Marchant	110,791,854	99.48	577,302	0.52
Ernest Mast	110,283,330	99.03	1,085,826	0.97
Robert Quartermain	101,740,415	91.35	9,628,741	8.65
Michael Riley	104,242,898	93.60	7,126,258	6.40

In addition, Primero reports that shareholders voted in favour of the Company’s amended Stock Option Plan, the amended 2013 Phantom Share Unit Plan, and the advisory vote on Executive Compensation (“Say on Pay”).

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primeroro's website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com